Morgan Crucible

1st October 2007

07027083

SEC MAIL RECEIVED PROCESSING
OCT 03 2007
WASH. D.C. 186 SECTION

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

SUPPL

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Assistant Company Secretary

PROCESSED
OCT 16 2007
THOMSON
FINANCIAL

Enclosure

The Morgan Crucible Company plc
Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP UK | Tel: +44 (0)1753 837000 | Fax: +44 (0)1753 850872 | www.morgancrucible.com

I:\Stock Exchange Announcements\SEC Filing Letter.doc

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Total Voting Rights
Released	12:10 01-Oct-07
Number	8655E

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc
Total Voting Rights – Month-End Notification

In conformity with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1, we would like to notify the market of the following:

As at 30th September 2007 the issued share capital of The Morgan Crucible Company plc consisted of 276,289,680 25p Ordinary Shares with voting rights, and 437,281 Cumulative Preference Shares (125,327 5.5% Cumulative First Preference Shares of £1.00 each and 311,954 5% Cumulative Second Preference Shares of £1.00 each), with no voting rights, save in specified limited circumstances. No shares were held in Treasury.

Each Ordinary Share carries the right to one vote in relation to all circumstances at general meetings of ordinary shareholders of The Morgan Crucible Company plc.

Therefore, as at the above date, the total number of shares with voting rights in The Morgan Crucible Company plc was 276,289,680.

The above figure 276,289,680 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	16:54 27-Sep-07
Number	6675E

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Morgan Crucible Company plc

2. Reason for the notification (please state **Yes/No**): n/a
See additional information.

An acquisition or disposal of voting rights: (Y)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii)**:**
Resolution Investment Services Limited

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v)**:**

6. Date on which issuer notified:
27/09/07

7. Threshold(s) that is/are crossed or reached:
5%

8. Notified details:
Nominee holdings

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)

	Number of shares	Number of voting Rights (viii)
Ordinary GBP Ord 0.25		

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
			14,650,495		5.29%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
14,650,495	5.29%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Resolution Group Plc
Resolution Asset Management Limited
Resolution Investment Services Limited (indirect)
Bank of New York Nominees Ltd (2,232,781 0.81%)
Vidacos Nominees Ltd (12,417,714 4.49%)

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

Percentage calculation based on Issued Share Capital of 276,489,680

14. Contact name:

Mrs T A Bigmore

15. Contact telephone number:

01753 837000

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	10:15 27-Sep-07
Number	6071E

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**The Morgan Crucible Company plc**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): Change in issued share capital	**Yes**
3. Full name of person(s) subject to notification obligation:	**Lloyds TSB Group Plc**
4. Full name of shareholder(s) (if different from 3):	**Perry Nominees Ltd** **Boltro Nominees Ltd** **Lloyds Bank (PEP) Nominees Ltd** **State Street Nominees Ltd**
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**25th September 2007**
6. Date on which issuer notified:	**26th September 2007**
7. Threshold(s) that is/are crossed or reached:	**Reached 4%**

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**		
	Number of shares	**Number of voting**	**Number of shares**	**Number of voting rights**	**Percentage of voting rights**

		rights		Direct	Indirect	Direct	Indirect
0602729 Ord GBP0.25	11,084,308	11,084,308	11,203,401	0	11,203,401	0	4.046

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
11,203,401	4.046

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
54,980 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc. 1,175 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc. 37,428 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc. 11,109,818 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	

12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Mrs T A Bigmore
15. Contact telephone name:	01753 837000

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:33 26-Sep-07
Number	5747E

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 26 September 2007 it purchased for cancellation from JPMorgan Cazenove Limited 400,000 ordinary shares at an average price of 290.6959 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 276,489,680 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 276,489,680.

The above figure 276,489,680 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:37 25-Sep-07
Number	4866E

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 25 September 2007 it purchased for cancellation from JPMorgan Cazenove Limited 400,000 ordinary shares at an average price of 295.2541 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 276,889,680 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 276,889,680.

The above figure 276,889,680 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:17 24-Sep-07
Number	3987E

ISSUER
The Morgan Crucible Company plc

FILE NO.
82-3387

The Morgan Crucible Company plc announces that on 24 September 2007 it purchased for cancellation from JPMorgan Cazenove Limited 25,000 ordinary shares at an average price of 300 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 277,289,680 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 277,289,680.

The above figure 277,289,680 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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